Reg. No. 82-3200

sirit Inc.

2003
Nine Month Report

dw 12/8

SIRIT Inc.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of November 12, 2003, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2002 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements.

GENERAL

On May 5, 2003 the shareholders of iTech Capital Corp., at its Annual and Special meeting, approved the name change of the company to SIRIT Inc. ("SIRIT" or the "Company").

SIRIT designs, develops, manufactures and sells radio frequency identification ("RFID") technology through its wholly owned subsidiary SIRIT Technologies, Inc. which the Company acquired effective November 1, 2002 in a stock for stock transaction. Prior to the acquisition of SIRIT Technologies, Inc., the Company was a business development company.

Beginning January 1, 2003, SIRIT has focused on the RFID business carried out in three divisions; Electronic Toll and Traffic Management Solutions ("ETTM") division, Transportation Mobility Solutions ("TMS") division and Radio Frequency Solutions ("RF") division. For the three months ended September 30, 2003, the Company generated total revenues of $4,535,300, representing equivalent revenues to each of the first two quarters in 2003.

In August 2003, the Company completed a $2.5 million capital raising pursuant to a rights offering and private placement resulting in the issuance of 15,873,015 common shares from the Company's treasury. After associated costs, SIRIT received net proceeds of $2,009,100.

SIRIT substantially completed an internal restructuring and reorganization of its operations in the third quarter. The restructuring program will result in a reduction of overhead costs achieved through a flatter corporate structure and consolidation of departments. SIRIT recorded a restructuring charge of $1,307,200 in the third quarter and anticipates resultant annual cost savings of $2 million.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003 the Company had cash of $656,000 and positive working capital of $759,600, the latter which includes $675,000 of warranty obligations which the Company anticipates will be retired through discounts on future sales rather than in cash payments.

As at September 30, 2003 the Company's US $2.89 million radio frequency identification design and installation services contract is seventy-eight percent complete and on schedule according to the original contract timetable. The Company expects to successfully complete the contract in January 2004 at which time, US $750,000 of the US $900,000 cash collateral with the surety providing the bond will be returned to the Company. The remaining US $150,000 cash balance will be returned upon completion of the subsequent twelve month warranty period.

The Company's increasing backlog has given further support to management's projections for near-term profitability. Positive activity is taking place in the Company's RFID business, including the following:

In September 2003, a $5,800,000 order for transponders was obtained by SIRIT's ETTM division representing the largest order for transponders in the Company's history.

In October 2003, SIRIT announced a strategic alliance with HHP. HHP is a US based leader in imaged-based bar code data collection and mobile computing systems, to collaborate on the integration of existing and the development of new products in the UHF open standard Electronic Product Code ("EPC") supply chain market segment.

Additionally in October 2003, SIRIT joined EPCglobal, a not-for-profit joint venture of EAN International and the Uniform Code Council, set up to establish and support the EPC Network as the global standard for RFID supply chain products. The Company looks forward to becoming an active participant in this organization.

Effective November 7, 2003 the Company entered into a definitive agreement with J.L. Albright III Venture Fund ("Albright") for Albright to purchase, by private placement, 26,666,667 common shares from the Company's treasury for total gross proceeds of $8 million. The private placement is to be completed in two tranches with the first tranche comprising 9,732,687 common shares for gross proceeds of $2,919,800 scheduled to close on or about November 25, 2003. Issue of the balance of 16,933,980 common shares for gross proceeds of $5,080,200 is subject to approval by the shareholders of the Company and by the Toronto Stock Exchange. A special meeting of shareholders is to be held on December 29, 2003 for this purpose.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2002 annual discussion and analysis and the 2003 Three and Six Month Report discussion and analyses are substantially unchanged as at September 30, 2003.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2003 As Compared to Three Months Ended September 30, 2002

INCOME (LOSS) FROM CONTINUING OPERATIONS

For 2003 substantially all the Company's continuing operations are generated by the RFID business segment whereas for 2002, until the Company's November 1, 2002 purchase of SIRIT Technologies Inc. and RFID business, the Company's operations were generated by Enviromation's Process Controls business and the Portfolio Investments business segments, the former which has been reclassified in these financial statements, retroactively, as discontinued operations.

For the 2003 third quarter, as the RFID business is the ongoing business of the Company, rather than present a comparison to the 2002 third quarter, a comparison to the 2003 first and second quarters is set out as follows:

	Three Months Ended September 30, 2003	%	Three Months Ended June 30, 2003	%	Three Months Ended March 31, 2003	%
REVENUE	$ 4,535,300	100	$ 4,556,667	100	$ 4,533,875	100
EXPENSES						
Cost of sales	2,886,147	64	3,257,118	71	2,541,808	56
Operating salaries & benefits	1,090,481	24	1,003,142	22	1,056,275	23
Research & development	-	-	147,087	3	78,512	2
General & administration	275,305	6	408,814	9	346,613	8
Interest	45,250	1	31,378	1	11,343	-
Marketing	113,452	3	174,232	4	193,737	4
Professional fees	110,276	2	161,927	4	123,813	3
	4,520,911	100	5,183,698	114	4,352,101	96
INCOME (LOSS) BEFORE THE FOLLOWING	14,389	-	(627,031)	(14)	181,774	4
Amortization	(157,312)	(3)	(192,998)	(4)	(159,138)	(3)
Bridge loan costs excluding interest	(11,984)	(-)	(273,584)	(6)	-	-
Foreign exchange	(51,948)	(1)	(54,801)	(1)	(213,846)	(5)
Loss on disposal of equipment	(20,115)	(1)	-	-	-	-
Restructuring costs	(1,307,233)	(29)	-	-	-	-
LOSS FROM CONTINUING OPERATIONS	$ (1,534,203)	(34)	$ (1,148,414)	(25)	$ (191,210)	(4)

As compared to the 2003 first and second quarters:

- Income in the first and third quarters noted in "Income Before the Following" above, differ from the second quarter loss due primarily to a differing product mix;
- The third quarter cost of sales as a percentage of revenue is equivalent to the year-to-date, nine months average;

- In the third quarter the Company renegotiated a program of warranty work which, among other things, had the effect of reducing its net warranty obligations liability by $205,000 as well as the period of warranty work, which is expected to be completed by September 2004. The reduction in the net warranty obligations liability has been recorded as a reduction to warranty expense, a component of cost of sales. This reduction resulted in a favourable 4% impact on cost of sales as a percentage of revenue in the third quarter;
- Components of the $1,307,200 restructuring costs recorded in the third quarter are described in note 5 to the accompanying financial statements in this Report. All savings resulting from the restructuring costs will start to be realized immediately in the fourth quarter of 2003.

For the 2002 third quarter the $104,800 *Income From Continuing Operations* incurred in the Portfolio Investments business as a result of the gain on sale of a legacy resource property and a foreign-exchange gain together which more than offset expenses during the search for an operating company and in overseeing the management of Enviromation.

CASH FLOWS

For the 2003 third quarter cash used in operating activities was $1,177,600 as compared to cash used in operating activities in the 2002 third quarter of $361,500. The cash used in both periods was to fund operating losses, in 2002 the majority of which was the operating loss of Enviromation.

Cash from investing activities in the 2003 third quarter was provided by proceeds received from the sale of equipment in connection with the downsizing of the UK operations and sale of non-core mail tracking equipment and a related service contract. In the 2002 third quarter cash was provided by proceeds received from the sale of a legacy resource property.

In the third quarter cash from financing activities was provided by the $2.5 million capital raising partially offset by the related expenses of the capital raising and repayment of the bridge loan. In the 2002 third quarter cash was used in a bridge loan to Sirit Technologies, Inc. prior to its acquisition by the Company and costs incurred in connection with due diligence on it prior to the acquisition.

In summary for the 2003 third quarter, total cash and cash equivalents increased by $494,800 to $656,000 as compared to a decrease for the 2002 third quarter of $701,500 to $2,900,600.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2003 As Compared to Nine Months Ended September 30, 2002

LOSS FROM CONTINUING OPERATIONS

For 2003 substantially all the Company's continuing operations are generated by the RFID business segment whereas for 2002, until the Company's November 1, 2002 purchase of SIRIT Technologies, Inc. RFID business, the Company's operations were

generated by Enviromation's Process Controls business and the Portfolio Investments business segments, the former which has been reclassified in these financial statements, retroactively, as discontinued operations.

For the nine months ended September 30, 2003, as the RFID business is the ongoing business of the Company, rather than present a comparison to the nine months ended September 30, 2002, a comparison to the RFID business segment for the period from November 1, 2002, the date of purchase, to December 31, 2002 is set out as follows:

	Nine Months Ended September 30, 2003	%	RFID Business Segment: Two Months Ended December 31, 2002	%
REVENUE	$ 13,625,842	100	$ 3,942,364	100
EXPENSES				
Cost of sales	8,685,073	64	2,297,571	58
Operating salaries & benefits	3,149,898	23	689,168	18
Research & development	225,599	2	49,002	1
General & administration	1,030,732	7	214,351	5
Interest	87,971	1	27,908	1
Marketing	481,421	3	86,369	2
Professional fees	396,016	3	98,702	3
	14,056,710	103	3,463,071	88
INCOME (LOSS) BEFORE THE FOLLOWING	(430,868)	(3)	479,291	12
Amortization	(509,448)	(4)	(104,918)	(3)
Bridge loan costs excluding interest	(285,568)	(2)	-	-
Gain on disposal of equipment	(20,115)	-	21,079	-
Foreign exchange	(320,595)	(2)	(19,348)	-
Restructuring costs	(1,307,233)	(10)	-	-
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (2,873,827)	(21)	$ 376,104	9

For the nine months ended September 30, 2003 as compared to the two months ended December 31, 2002:

- Cost of sales as a percentage of revenue increased by 6 percent primarily as a result of a shift in product mix;
- Operating salaries and benefits in average per month dollar terms are essentially unchanged. Assuming current operating volumes, this expense is expected to decline in the future due to the recent restructuring;
- General and administration costs in average per month dollar terms have increased 17 percent. Based on current operating volumes, these costs are expected to decline in the future due to the recent restructuring;
- Marketing expense in average per month dollar terms increased primarily due to the launch of the new ZipTag product and increases in travel costs to market the Company's products;
- In the nine months ended September 30, 2003 the Canadian dollar, the functional currency of the Company, appreciated by approximately 15 percent in relation to the US dollar. This resulted in a compression of US income reported in Canadian dollars;

- $285,600 bridge loan expenses comprise a $150,000 fee to Evansville (refer to note 4(c) of the accompanying financial statements in this Report), and $50,000 reimbursement of Evansville expenses; and
- components of the $1,307,200 restructuring costs are described in note 5 to the accompanying financial statements in this Report.

For the nine months ended September 30, 2002, the $788,900 *Loss From Continuing Operations* was primarily incurred in the Portfolio Investments business during its search for an operating company and in overseeing management of Enviromation.

DISCONTINUED OPERATIONS

The sale of Enviromation was completed May 5, 2003. For the nine months ended September 30, 2003 the loss from discontinued operations is $372,800 and the loss on sale is $387,800, a combined expense in discontinued operations of $760,600.

CASH FLOWS

For the nine months ended September 30, 2003 cash used in operating activities is $3,338,400 as compared to cash used in operating activities in the nine months ended September 30, 2002 of $965,800. In February 2003 $1,220,000 (US $900,000) was deposited with a surety as cash collateral in order for the Company to obtain a performance bond for a RFID design and installation services contract. The balance of cash used in operating activities in the nine months ended September 30, 2003 and the entire cash used in operating activities in the nine months ended September 30, 2002 was to fund operating losses, in 2002 the majority of which was the operating loss of Enviromation.

For the nine months ended September 30, 2003 cash used in investing activities of $1,053,700 is the purchase of $303,900 of equipment including the upgrade of computer equipment, the majority of which was financed by a capital lease, $316,300 of development costs in connection with the ZipTag product which costs for accounting purposes are deferred and subject to amortization, $58,500 for a follow-on investment in HorizonLive, Inc. and $564,400 was used by discontinued operations to retire the balance of 8% Promissory Notes in connection with the acquisition in 2000 of Enviromation. For the nine months ended September 30, 2002 $343,800 cash was provided in investing activities by the proceeds on sale of the investment in Paradyne Networks, Inc., $142,900 by the proceeds on sale of a legacy resource property, $393,600 was used by discontinued operations to repay 8% Promissory Notes and $60,800 was used for a follow-on investment in HorizonLive, Inc.

For the nine months ended September 30, 2003, of the $2,909,800 total cash provided by financing activities, 2,330,000 was provided by the capital raising and $568,800 was provided by the balance of restricted cash equivalents of discontinued operations held in custodial accounts. For the nine months ended September 30, 2002 $268,400 was provided in financing activities by restricted cash equivalents of discontinued operations held in custodial accounts, $338,400 was used to fund a deferred charge being due

diligence expenses on SIRIT Technologies Inc. prior to its acquisition by the Company and $350,000 was used in a bridge loan to it.

In summary for the nine months ended September 30, 2003, total cash and cash equivalents decreased by $1,586,000 to $656,000 as compared to a decrease for the nine months ended September 30, 2002 of $1,355,700 to $2,900,600.

QUARTERLY INFORMATION

The following table sets forth selected unaudited consolidated information for the Company for each of the last eight quarters ended September 30, 2003.

	2003	2003	2003	2002	2002	2002	2002	2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Revenue	4,535,300	4,556,667	4,533,875	3,952,921	12,064	18,773	13,456	26,199
Net Income (Loss) From Continuing Operations	(1,534,203) (1)	(1,148,414)	(191,210)	108,757	104,808	(592,242)	(301,444)	(897,731) (4)
Net Income (Loss) From Discontinued Operations	-	(6,929)	(753,720) (2)	(1,263,518) (3)	(59,909)	(261,972)	15,709	(89,786)
Net Income (Loss) for the Period	(1,534,203)	(1,155,343)	(944,930)	(1,154,761)	44,899	(854,214)	(285,735)	(987,517)
Basic & Diluted Income (Loss) Per Share								
. From Continuing Operations	(0.03)	(0.03)	(0.00)	0.00	0.00	(0.02)	(0.01)	(0.03)
. From Discontinued Operations	(0.00)	(0.00)	(0.02)	(0.03)	(0.00)	(0.01)	0.00	(0.00)
. For the Period	(0.03)	(0.03)	(0.02)	(0.03)	0.00	(0.03)	(0.01)	(0.03)

(1) includes $1,307,233 provision for restructuring costs
(2) includes $385,306 provision for impairment in investment
(3) includes $1,335,200 write-off of goodwill
(4) includes $697,900 write-down of a portfolio technology investment

SIRIT Inc.

Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
Unaudited – Prepared by Management)

	September 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 655,964	$ 2,241,994
Accounts receivable	3,169,001	5,358,500
Unbilled contract receivable	467,984	-
Inventories	1,196,536	1,690,115
Prepaid expenses	177,642	144,366
Deposits	1,490,788	316,000
	7,157,915	9,750,975
Restricted Cash Equivalents	-	568,800
Long-Term Receivable	-	655,738
Long-Term Investments (note 3)	6,160,386	6,101,864
Property, Plant and Equipment, net of amortization	722,369	2,053,354
Intangible Asset, net of amortization	825,715	977,520
Deferred Development, net of amortization	476,102	251,990
Goodwill	2,828,836	2,828,836
	$ 18,171,323	$ 23,189,077
LIABILITIES		
Current Liabilities		
Bank advance	$ -	$ 237,000
Accounts payable and accrued liabilities	4,731,895	6,008,178
Deferred revenue and credits	686,360	559,418
Current portion of long-term debt	-	64,259
Current portion of warranty obligations	827,733	1,162,547
Current portion of capital leases	152,352	90,806
	6,398,340	8,122,208
Long-Term Debt	-	944,707
Long-Term Warranty Obligations	-	987,827
Long-Term Capital Leases	160,898	212,135
	6,559,238	10,266,877
SHAREHOLDERS' EQUITY		
Share Capital (note 4)	25,826,826	23,510,598
Contributed Surplus	195,663	165,305
Deficit	(14,410,404)	(10,775,928)
Translation Account	-	22,225
	11,612,085	12,922,200
	$ 18,171,323	$ 23,189,077

See accompanying notes.

Approved by the Directors

"William W. Staudt" — Director

"George C. McKinnis" — Director

SIRIT Inc.

Interim Consolidated Statements of Loss And Deficit
(expressed in Canadian dollars)
Unaudited – Prepared by Management

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002 (restated – notes 1, 2, & 6)	2003	2002 (restated – notes 1, 2 & 6)
REVENUE				
Sales	$ 4,534,829	$ -	$ 13,536,389	$ -
Interest and other income	471	12,064	89,453	44,293
	4,535,300	12,064	13,625,842	44,293
EXPENSES				
Cost of sales	2,886,147	-	8,685,073	-
Operating salaries and benefits	1,090,481	121,575	3,149,898	393,947
Research and development	-	-	225,599	-
General and administration	275,305	35,982	1,030,732	255,902
Interest	45,250	-	87,971	-
Marketing	113,452	38,398	481,421	72,549
Professional fees	110,276	9,827	396,016	58,189
Proxy solicitation & related costs	-	-	-	122,588
	4,520,911	205,782	14,056,710	903,175
INCOME (LOSS) BEFORE THE FOLLOWING	14,389	(193,718)	(430,868)	(858,882)
Amortization	(157,312)	(2,035)	(509,448)	(6,105)
Bridge loan costs excluding interest (note 4 (c))	(11,984)	-	(285,568)	-
Foreign exchange	(51,948)	157,707	(320,595)	(2,370)
Gain (loss) on sale of assets	(20,115)	142,854	(20,115)	142,854
Restructuring costs (note 5)	(1,307,233)	-	(1,307,233)	-
Write-off on sale of long-term investment	-	-	-	(64,375)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,534,203)	104,808	(2,873,827)	(788,878)
DISCONTINUED OPERATIONS				
Loss from discontinued operations	-	(59,909)	(372,855)	(306,172)
Loss on sale / provision for impairment	-	-	(387,794)	-
NET INCOME (LOSS) FOR THE PERIOD	(1,534,203)	44,899	(3,634,476)	(1,095,050)
DEFICIT – BEGINNING OF PERIOD	(12,876,201)	(9,666,066)	(10,775,928)	(8,526,117)
DEFICIT – END OF PERIOD	$(14,410,404)	$(9,621,167)	$(14,410,404)	$ (9,621,167)
BASIC and DILUTED INCOME (LOSS) PER SHARE				
. From continuing operations	$ (0.03)	$ 0.00	$ (0.06)	$ (0.03)
. From discontinued operations	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.01)
. For the period	$ (0.03)	$ 0.00	$ (0.08)	$ (0.04)

See accompanying notes.

SIRIT Inc.

Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Unaudited – Prepared by Management

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002 (restated – notes 1, 2 & 6)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002 (restated – notes 1, 2 & 6)
Cash Provided By (Used In)				
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ (1,534,203)	$ 104,808	$ (2,873,827)	$ (788,878)
Items not involving cash and cash equivalents --				
Amortization	157,312	2,035	509,448	6,105
Decrease in warranty obligations	(775,683)	-	(1,322,641)	-
Decrease in long-term receivable	233,671	-	655,738	-
Gain on sale of asset	-	(142,854)	-	(142,854)
Grant of stock option (note 4 (b))	-	-	15,854	-
Loss on disposal of equipment (note 5)	280,177	-	280,177	-
Provision for impairment of equipment (note 5)	192,346	-	192,346	-
Unrealized (gain) loss on cash equivalents	95,312	(188,764)	103,777	-
Write-off on sale of long-term investment	-	-	-	64,375
	(1,351,068)	(224,775)	(2,439,128)	(861,252)
Net change in non-cash and non-cash equivalent working capital items	173,487	111,895	(893,219)	133,751
Discontinued operations	-	(248,654)	(6,006)	(238,338)
	(1,177,581)	(361,534)	(3,338,353)	(965,839)
INVESTING ACTIVITIES				
Deferred development	-	-	(316,296)	-
Investment in HorizonLive, Inc.	-	-	(58,522)	(60,818)
Property, plant and equipment	(9,311)	-	(303,893)	(16,045)
Proceeds on sale of assets	189,392	142,854	189,392	142,854
Proceeds on sale of long-term investment	-	-	-	343,770
Discontinued operations	-	(42,999)	(564,422)	(393,583)
	180,081	99,855	(1,053,741)	16,178
FINANCING ACTIVITIES				
Capital leases	5,000	-	141,526	-
Repaid capital leases	(34,704)	-	(131,217)	-
Deferred charge	37,187	(283,052)	-	(338,388)
Issue of common shares (note 4)	2,500,000	-	2,500,650	-
Expenses of issue of common shares (note 4)	(169,918)	-	(169,918)	-
Bridge loan repayment (note 4 (c))	(750,000)	-	-	-
Bridge loan repayment	-	(350,000)	-	(350,000)
Discontinued operations	-	18,977	568,800	287,381
	1,587,565	(614,075)	2,909,841	(401,007)
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT (GAINS) LOSSES ON CASH AND CASH EQUIVALENTS	(95,312)	174,216	(103,777)	(4,983)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	494,753	(701,538)	(1,586,030)	(1,355,651)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	161,211	3,602,117	2,241,994	4,256,230
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 655,964	$ 2,900,579	$ 655,964	$ 2,900,579
CASH AND CASH EQUIVALENTS CONSIST OF:				
Cash and deposit accounts with banks	$ 655,964	$ 332,276	$ 655,964	$ 332,276
Short-term commercial paper	-	2,568,303	-	2,568,303
	$ 655,964	$ 2,900,579	$ 655,964	$ 2,900,579

See accompanying notes.

SIRIT Inc.

Notes To 2003 Nine Month Report
For The Nine Months Ended September 30, 2003
(expressed in Canadian dollars)
Unaudited – Prepared by Management

1. **Basis of Preparation**

These interim consolidated financial statements have been prepared based on the accounting policies and methods of their preparation as described in the previously issued annual consolidated financial statements for the year ended December 31, 2002, except for the accounting for discontinued operations as follows:

Discontinued Operations

The sale of wholly owned subsidiary, Enviromation Technologies, Inc. ("Enviromation") was completed by the Company on May 5, 2003. The results of operations of Enviromation, which has previously been reported as the Process Controls Business segment, is reported in these statements as discontinued operations and this accounting treatment has been applied retroactively.

2. **Sale of Enviromation**

Pursuant to a Letter Agreement dated April 11, 2003, as amended May 2, 2003, all the issued and outstanding shares of capital stock of Enviromation was transferred to the purchaser on May 5, 2003.

Additionally, on May 5, 2003 the Company elected to prepay the US $280,000 principal balance and accrued interest owing on the three 8% Promissory Notes which Notes were issued in 2000 as partial consideration for the purchase of Enviromation. Payment of the principal was made by means of the restricted cash equivalents which the Company had been holding as collateral.

3. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	September 30, 2003	December 31, 2002
(a) Medsite, Inc.: 520,466 preferred stock Provides online solutions and pharmaceutical liaison to physicians	$ 3,932,577	$ 3,932,577
(b) Applied Data Systems, Inc.: 294,986 preferred stock. Designs, develops and markets "application ready" embedded systems solutions	739,502	739,502
(c) HorizonLive, Inc.: 714,592 preferred stock, 285,408 common stock, 525,000 common stock purchase warrants and $408,375 (US$262,500) convertible promissory notes. (December 2002 – 714,592 preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US $225,000) convertible promissory notes). Provides online interactive group learning and collaborative solutions	468,307	409,785
(d) Loma de Niquel Holdings Ltd.: SIRIT Inc. has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,160,386	$ 6,101,864

4. Share Capital

(a) Common shares issued and allotted:

	Shares	Amount
Balance at December 31, 2002	45,544,357	$23,510,598
Issued on partial exercise of stock option	5,000	650
Returned and cancelled	(28,108)	(14,504)
Issued pursuant to rights offering	11,380,312	1,792,399
Issued pursuant to private placement	4,492,703	707,601
Expenses relating to rights offering and private placement	-	(169,918)
Balance at September 30, 2003	61,394,264	$25,826,826

(b) On June 6, 2003 two stock options with total grants of 636,716 common shares of the Company as well as a grant of 120,965 common shares of a total 220,965 grant of common shares of a third stock option, all previously granted outside the Company's Stock Option Plan For Key Persons to a then executive officer of the Company, were surrendered and the grant of 100,000 common shares of the above-described third stock option re-priced at an exercise price of $0.30 per share expiring April 27, 2006. The original three stock options were for 500,000 shares at $1.30 per share expiring April 27, 2004, 136,716 shares at $0.66 per share expiring April 27, 2005 and 220,995 shares at $2.13 expiring April 27, 2006. The 757,681 net reduction in outstanding common shares granted has been added to the common shares available for grant under the Company's Stock Option Plan for Key Persons. The fair value of the re-

priced stock option for 100,000 common shares granted, using an option pricing model, is recorded as $15,854.

(c) On June 13, 2003 the Company entered into a $2.5 million bridge loan facility with Evansville, Ltd. ("Evansville"), which then owned approximately 6.14% of the issued and outstanding common shares of the Company. Pursuant to the bridge, interest was at 8% per annum compounded monthly and a fee of $150,000 was paid to Evansville. A total of $1,750,000 was drawn under the facility.

On August 19, 2003 the Company completed a $2,500,000 capital raising and repaid the bridge. The capital raising was comprised of 11,380,312 common shares pursuant to a rights offering which was back-stopped by Evansville and 4,492,703 common shares pursuant to a private placement with Evansville. Expenses of the capital raising totalled $169,918. Evansville advised the Company that following completion of the rights offering and the private placement it owned 8,867,321 (14.4%) common shares of the Company.

Pursuant to generally accepted accounting principles, upon signing the bridge loan facility, the Company and Evansville became related parties by reason of a director of the Company having management authority and responsibility for Evansville. Notwithstanding the subject director is a family member of the owner of Evansville, the director has advised the Company that he disclaims any beneficial ownership, direct or indirect, in Evansville and that he does not exercise control over Evansville.

Refer to subsequent event note 11 (a).

(d) Also refer to subsequent event note 11 (b) and (c).

5. Restructuring Costs

During the 2003 third quarter the Company substantially completed an internal restructuring and reorganization of its operations. The UK operations have been downsized, inventories and equipment have been sold, disposed of or moved to the US location and staff reductions have been substantially completed. The only activity that remains is closure of the Vancouver office which is expected to occur prior to December 31, 2003. All significant costs associated with the restructuring have been recorded in the 2003 third quarter results and are summarized as follows:

$	551,276	termination benefits
	196,143	inventory write downs
	280,177	loss on disposal of equipment
	192,346	provision for impairment of equipment
	87,291	other exit costs
$	1,307,233	

6. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments. A third business segment, the Process Controls Business is presented as discontinued operations, applied retroactively. Beginning January 1, 2003, the Company has reorganized internally by transferring the Portfolio Investments Business segment payroll and certain other expenses to the Radio Frequency Identification Business to reflect the manner in which the underlying resources are now being utilized.

The Company's assets by segment are as follows:

	September 30, 2003	December 31, 2002 (restated notes 1 & 2)
Radio Frequency Identification Business	$ 12,010,937	$ 14,074,836
Portfolio Investments Business	6,160,386	9,114,241
	$ 18,171,323	$ 23,189,077

For the three months and nine months ended September 30, 2003 the Company's revenue and expenses by reportable segment are as follows:

Three Months Ended September 30, 2003	Radio Frequency Identification Business	Portfolio Investments Business	Total
Revenue	$ 4,534,829	$ 471	$ 4,535,300
Expenses	4,516,475	4,436	4,520,911
INCOME (LOSS) BEFORE THE FOLLOWING	18,354	(3,965)	14,389
Amortization	(157,312)	-	(157,312)
Bridge loan costs excluding interest	(11,984)	-	(11,984)
Foreign exchange	(51,948)	-	(51,948)
Loss on disposal of equipment	(20,115)	-	(20,115)
Restructuring costs	(1,307,233)	-	(1,307,233)
LOSS FROM CONTINUING OPERATIONS	$ (1,530,238)	$ (3,965)	$ (1,534,203)

Nine Months Ended September 30, 2003	Radio Frequency Identification Business	Portfolio Investments Business	Total
Revenue	$ 13,620,974	$ 4,869	$ 13,625,842
Expenses	14,043,454	13,256	14,056,710
LOSS BEFORE THE FOLLOWING	(422,480)	(8,388)	(430,868)
Amortization	(509,448)	-	(509,448)
Bridge loan costs excluding interest	(285,568)	-	(285,568)
Foreign exchange	(320,595)	-	(320,595)
Loss on disposal of equipment	(20,115)	-	(20,115)
Restructuring costs	(1,307,233)	-	(1,307,233)
LOSS FROM CONTINUING OPERATIONS	$ (2,865,439)	$ (8,388)	$ (2,873,827)

For the three months and nine months ended September 30, 2002, the Company's revenues and expenses by reportable segment as restated are as follows:

	Three Months Ended September 30, 2002	
	Portfolio Investments Business	Total
Revenue	$ 12,064	$ 12,064
Expenses	205,782	205,782
LOSS BEFORE THE FOLLOWING	(193,718)	(193,718)
Amortization	(2,035)	(2,035)
Foreign exchange	157,707	157,707
Gain on sale of asset	142,854	142,854
INCOME FROM CONTINUING OPERATIONS	$ 104,808	$ 104,808

	Nine Months Ended September 30, 2002	
	Portfolio Investments Business	Total
Revenue	$ 44,293	$ 44,293
Expenses	903,175	903,175
LOSS BEFORE THE FOLLOWING	(858,882)	(858,882)
Amortization	(6,105)	(6,105)
Foreign exchange	(2,370)	(2,370)
Write-off on sale of long-term investment	(64,375)	(64,375)
Gain on sale of asset	142,854	142,854
LOSS FROM CONTINUING OPERATIONS	$ (788,878)	$ (788,878)

7. **Stock Based Compensation**

The Company has stock options available for issuance pursuant to a Stock Option Plan for Key Persons and in connection with its acquisition of SIRIT Technologies, Inc. on November 1, 2002, both which are described in note 11 to its 2002 annual financial statements.

During the period January 1, 2003 to June 30, 2003, the Company granted stock options to ten employees totalling 245,000 common shares. Had the Company determined compensation costs on these options granted based on the fair value at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's loss from continuing operations, loss from discontinued operations and net loss for the nine months ended September 30, 2003 and basic and diluted loss per share from continuing operations, from discontinued operations and net loss for the nine months ended September 30, 2003 would have been increased to the pro forma amounts indicated below.

	As Reported	Pro Forma
Loss for the nine months ended September 30, 2003		
. From continuing operations	$ 2,873,827	$ 2,896,645
. From discontinued operations	$ 760,649	$ 762,991
. For the period	$ 3,634,476	$ 3,659,636
Basic and diluted loss per share		
. From continuing operations	$ 0.06	$ 0.06
. From discontinued operations	$ 0.02	$ 0.02
. For the period	$ 0.08	$ 0.08

The fair value of options included in the proforma amounts presented above has been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rates	4.10% to 4.43%
b)	Expected life	5 years
c)	Expected volatility	80%
d)	Expected dividends	nil

During the period April 1, 2003 to June 30, 2003, an option granted in connection with the Company's acquisition of SIRIT Technologies, Inc. was partially exercised resulting in the issuance of 5,000 common shares for an aggregate $650 which amount was credited to share capital.

8. Security Agreement

As at September 30, 2003, certain receivables and inventories are pledged as security in connection with accounts payable in the amount of $1,107,793.

9. Guarantees

As at September 30, 2003, outstanding guarantees of the Company are:

(a) in connection with the US $2.89 million radio frequency identification design and installation services contract entered into on January 2, 2003 for which cash collateral of US $900,000 has been provided by the Company to the surety issuing the contract bond of US $1.446 million, the Company has provided the contract owner with a guarantee of performance in the event of a default under the contract for the value of the contract. The Company anticipates completing the contract on schedule in January 2004;

(b) the Company has guaranteed the lease of its premises in Mississauga, Ontario which annual rent is $33,000 until March 31, 2007. The Company may terminate the lease effective December 31, 2005 by giving notice by March 31, 2005 and incurring a $33,000 penalty; and

(c) the Company has guaranteed the lease agreement of computer related equipment in the total amount of $157,300, maturing December 31, 2004.

10. Contingency

Pursuant to a three year reseller agreement, the Company has deposited US $200,000 with a supplier which, among other things, requires the Company to purchase US $1 million in products from the supplier in the first contract period ending June 30, 2004. Provided the minimum purchase requirement for the first contract period is met, the Company will receive a credit for the US $200,000 which is to be applied against minimum purchases for the second contract period

ending June 30, 2005. Based upon purchases made to date, the ability of the Company to meet the contract purchase minimum for the first contract period and thereby preserve the US $200,000 deposit is uncertain.

11. Subsequent Events

(a) On October 29, 2003 the director referred to in note 4 (c) resigned from the board of directors of the Company following the sale of 3,470,000 common shares of the Company by Evansville to certain members of the Company's management, employees and directors. Evansville has advised that following completion of the above-referred sale, it owned 5,397,321 (8.8%) common shares of the Company.

(b) On November 3, 2003 the Company granted stock options for an aggregate 660,000 common shares to eight employees and the Chief Executive Officer who is also a director, exercisable at $0.42 per share and expiring November 3, 2008.

(c) Effective November 8, 2003 the Company entered into a definitive agreement with J.L. Albright III Venture Fund ("Albright") for Albright to purchase, by private placement, 26,666,667 common shares from the Company's treasury for a total gross proceeds of $8 million. The private placement is to be completed in two tranches with the first tranche comprising 9,732,687 common shares for gross proceeds of $2,919,806 scheduled to close on or about November 25, 2003. Issue of the balance of 16,933,980 common shares for gross proceeds of $5,080,194 is subject to approval of the shareholders of the Company and of the Toronto Stock Exchange. A special meeting of shareholders of the Company is to be held on December 29, 2003 for this purpose. The agreement with Albright was subsequently modified to permit the possible participation of parties at non-arms length to the Company of up to 2,600,000 of the 16,923,980 common shares, subject to the above described approvals. The Company has granted Albright the right to appoint one member to the board of directors of the Company effective at the closing of the first tranche and has agreed to put forth such nominee for election at each annual meeting of the shareholders so long as Albright continues to own at least 10% of the issued and outstanding common shares of the Company.

SIRIT Inc.

Exchange Listing:
Toronto Stock Exchange Symbol: SI

Head Office:
250 – 33 City Centre Drive
Mississauga, ON, L5B 2N5
Canada

Website: www.sirit.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Fred Veinot
Vice President, Marketing –
SIRIT Technologies, Inc.
Telephone: 1-800-498-8760 ext. 225
E-mail: fveinot@sirit.com

SIRIT Technologies, Inc.
In Canada
250 - 33 City Centre Drive
Mississauga, ON, L5B 2N5
Canada
Telephone: 1-800-498-8760
Facsimile: (905) 949-6320

In the United States
620 – 1321 Valwood Parkway
Carrollton, TEXAS, 75006
Telephone: (972) 243-7208
Facsimile: (972) 243-8034

In the United Kingdom
Loughborough Technology Centre
Epinal Way, Loughborough
LE11 3GE, U.K.
Telephone: 011-44-1509-213141
Facsimile: 011-44-1509-213191

Website: www.sirit.com